

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2014

Via E-mail
Susan A. Waxenberg
Vice President & Chief Counsel, Securities and Assistant Secretary
Time Warner Cable, Inc.
60 Columbus Circle
New York, NY 10023

> **RE:** **Time Warner Cable, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 8, 2014**
> **File No. 001-33335**

Dear Ms. Waxenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Nominees for Election at the Annual Meeting, page 16

1. Please revise to describe each participant's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. See Item 5(b)(1)(ii) of Schedule 14A. Also revise to disclose their business experience during the last five years. See Item 401 of Regulation S-K and Item 7(b) of Schedule 14A.

2. We note the reference to voting for substitute nominees. Please confirm for us that should the Board identify or nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

3.   Please provide us with the statement required by Item 5(b)(1)(iii) of Schedule 14A for each participant.

Proposal One: Election of Directors, page 67

4.   Please disclose and quantify the effects of the election of Charter's nominees on the Company. Disclose, for example, whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated.

5.   Please disclose whether your nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act Rule 14a-4(d).

Expenses of Solicitation, page 79

6.   We note that proxies may be solicited by mail, telephone, in person and other means of communication. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin Kisner, Attorney-Advisor, at 202-551-3788, or me at (202) 551-3810 if you have questions regarding comments.   Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director